UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

INFOCUS CORPORATION

(Name of Subject Company)

INFOCUS CORPORATION

(Name of Person Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Robert G. O’Malley

President and Chief Executive Officer

InFocus Corporation

27500 SW Parkway

Wilsonville, Oregon 97070

(503) 685-8888

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Robertson

Garvey Schubert Barer

1191 Second Avenue, Suite 1800

Seattle, Washington 98101

(206) 464-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2009, amends and supplements the Schedule 14D-9 filed with the SEC on April 27, 2009, as subsequently amended (the “Schedule 14D-9”) by InFocus Corporation, an Oregon corporation. The Schedule 14D-9 relates to a tender offer by IC Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Image Holdings Corporation, an Oregon corporation and a wholly owned subsidiary of Radisson Investments Limited, a Hong Kong Corporation, disclosed in a Tender Offer Statement on Schedule TO, dated April 27, 2009, to purchase all of the outstanding shares of the common stock of InFocus Corporation, at a purchase price of $0.95 per share, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2009 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time).

The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following at the end of Item 8:

Expiration of Offering Period

The Offer expired at 12:00 midnight, New York City time, on May 22, 2009. According to BNY Mellon Shareowner Services, the Depositary for the Offer, a total of 37,338,451 Shares were validly tendered and not validly withdrawn upon expiration of the offering period of the Offer (including 115,359 Shares subject to guaranteed delivery procedures), which represents approximately 91.0% of all outstanding Shares. Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn in the Offer.

In order to complete the acquisition of 100% of the Shares, Purchaser intends to effect as soon as practicable, without a meeting of the shareholders of InFocus, a short-form merger pursuant to Section 60.491 of the Oregon Business Corporation Act, pursuant to which Purchaser will merge with and into InFocus (the “Merger”), with InFocus continuing as the surviving corporation and becoming a wholly owned subsidiary of Image Holdings. In the Merger, each outstanding Share that is not owned by Image Holdings, Purchaser, InFocus or any of their respective subsidiaries will be converted into the right to receive an amount of cash equal to the $0.95 per share Offer Price, without interest and subject to any required withholding of taxes. Because the Shares were listed on NASDAQ on the date notice was provided to shareholders under Section 60.491 of the OBCA for a short-form merger, holders of Shares are not entitled to dissenters’ rights in connection with the Merger.

Image Holdings and InFocus issued a joint press release on Tuesday, May 26, 2009, describing the completion of the Offer. The full text of the joint press release is incorporated by reference to Exhibit (a)(11) of Schedule TO/A filed by Parent, Purchaser, Radisson, and Lap Shun (John) Hui on May 26, 2009.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(14)	Joint press release issued by Image Holdings and the Company on May 26, 2009 (incorporated herein by reference to Exhibit (a)(11) of Schedule TO/A filed by Parent, Purchaser, Radisson, and Lap Shun (John) Hui on May 26, 2009).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9/A is true, complete and correct.

INFOCUS CORPORATION

By:	/s/ Robert G. O’Malley
Robert G. O’Malley President and Chief Executive Officer